Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 13, 2012 in connection with their beneficial ownership of First Niagara Financial Group, Inc. Each of Columbia Marsico 21st Century Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Wade M. Voigt
Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer

Columbia Marsico 21st Century Fund

By:	/s/ Scott R. Plummer
Scott R. Plummer
Vice President, Secretary and Chief Legal Officer